Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

United States of America

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

United States of America

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

United States of America

as representatives of the underwriters

VIA EDGAR

June 24, 2021

Aamira Chaudhry

Lyn Shenk

Daniel Morris

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dingdong (Cayman) Limited (the “Company”)

Registration Statement on Form F-1, as amended (File No. 333-256907)

Registration Statement on Form 8-A (File No. 001-40533 )

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on June 28, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between June 22, 2021 and the date hereof, copies of the Company’s preliminary prospectus dated June 22, 2021 were distributed as follows:

Approximately 1,400 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC

BofA Securities, Inc.

Credit Suisse Securities (USA) LLC

as representatives of the underwriters

Morgan Stanley & Co. LLC

By:	/s/ Celestina Milner
Name:	Celestina Milner
Title:	Executive Director

BofA Securities, Inc.

By:	/s/ Catherine Wang
Name:	Catherine Wang
Title:	Managing Director

Credit Suisse Securities (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Managing Director